SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of June, 2007
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                        Commission File Number 001-13908
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                               INVESCO, PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  INVESCO PLC Announces May 31, 2007 Assets Under
                                Management
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For Immediate Release
Contact:         Aaron Uhde
Phone:           +1 404 479 2956
Contact:         Michael Perman
Phone:           +44 (0) 207 065 3942

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           INVESCO PLC Announces May 31, 2007 Assets Under Management

London, June 8, 2007 - INVESCO PLC (NYSE: IVZ) today reported preliminary month-end assets under management of $491.3 billion. The change in AUM during May includes stable value inflows of $0.3 billion and outflows of $0.6 billion.

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                                 Ending Assets Under Management
                    ------------------------------------------------------------
(In billions)        May 31, 2007(a)    April 30, 2007    March 31, 2007
                    -----------------  ----------------  ----------------
Long-Term                $424.7             $419.1           $408.1
Money Market (b)          $66.6              $64.1            $63.1
                    -----------------  ----------------  ----------------
                    -----------------  ----------------  ----------------
Total                    $491.3             $483.2           $471.2
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(a)      Preliminary - subject to adjustment.
(b) Money Market assets include both retail and institutional money market assets.













INVESCO PLC is one of the world's largest independent investment management organizations dedicated to helping people worldwide build their financial security. Operating principally through the AIM, AIM Trimark, Atlantic Trust, INVESCO, Invesco Perpetual, PowerShares and WL Ross & Co. brands, INVESCO PLC strives to deliver outstanding performance and service across a comprehensive array of investment products for individuals and institutions around the world. For more information go to www.invesco.com.


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  8 June, 2007                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary